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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                          Riviera Holdings Corporation
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                                (Name of Issuer)


                         Common Stock, $.001 par value
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                         (Title of Class of Securities)


                                   769627100
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                                 (CUSIP Number)


                                Anthony O. Brown
                              500 Skokie Boulevard
                           Northbrook, Illinois 60062
                                 (847)509-0774
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 10, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 769627100               13D                        PAGE 1  OF 6  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Stephen S. Taylor
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)
    Not Applicable.                                                          [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    US
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                7   SOLE VOTING POWER
  NUMBER OF
                 203,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                 203,500
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                 203,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                 203,500
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Mr. Taylor may be deemed to beneficially own 203,500 shares.
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     Not Applicable.
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.17
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.001 per share, of Riviera Holdings Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

ITEM. 2. Identity and Background.

         (j) Name:  Stephen S. Taylor.

         (k) Business Address:  714 South Dearborn Street, Chicago, IL 60605.

         (l) Present Principal Occupation:  Private investor.

         (D) Mr. Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (E) During the last five years, Mr. Taylor was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (j) Citizenship: United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Taylor acquired 203,500 shares of the Issuer for total consideration of $1,287,602. The source of the funds was his personal resources.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person may, from time to time, purchase additional shares of the Issuer or sell shares of the Issuer depending on various factors including market price and availability of shares. Subject to the foregoing and the last sentence under this Item, the Reporting Person states that he purchased shares of the Issuer for investment and he has no plans or proposals which relate to or which would result in:

         (a) The acquisition of additional securities of the Issuer or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;



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         (d) Any change in the present board of directors or management of the
Issuer or any or its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in inter-dealer quotation system or a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

The Reporting Person intends continually to review his investment in the securities of the Issuer and, based on such review and the circumstances may form a plan or proposal which would relate to or result in one of the actions enumerated in paragraphs (a) through (j) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Stephen S. Taylor has beneficial and legal ownership of 203,500 shares of the Issuer, of which 6000 shares are held in an individual retirement account for his benefit. Accordingly, Mr. Taylor may be deemed to own beneficially a total of 203,500 shares of the Issuer, constituting 5.17% of the Issuer's shares of common stock outstanding as of February 28, 2000.

         (b) Stephen S. Taylor has the sole power to vote and to dispose or direct the disposition of 203,500 shares of the Issuer's common stock.

         (c) Mr. Taylor sold 4,221 shares of the Issuer pursuant to a tender offer by the Issuer on February 9, 2000 at a price of $7.50 per share. Mr. Taylor made the following purchases of the Issuer's Common Stock on the open market since January 26, 2000 (the asterisks designate shares purchased in Mr. Taylor's Individual Retirement Account):

                   Date                 No. Shares       Price/Share
                   ----                 ----------       -----------
                 Jan. 26, 2000              4,000         $6.375
                 Feb. 2                    15,000          6.375
                 Feb. 3                    22,000          6.1648
                 Feb. 4                     3,000          6.575*
                 Feb. 9                     5,300          6.5094
                 Feb. 11                   29,000          6.0259
                 Feb. 14                   10,000          6.0313
                 Feb. 16                    5,000          6.0625
                 Feb. 17                   15,000          6.375
                 Feb. 22                   50,000          6.00
                 Feb. 28                   20,000          6.125





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                   Feb.  28                      500          6.125*
                   March 6                       500          6.25*
                   March 8                       921          6.375
                   March 9                    13,500          6.25
                   March 10                   12,000          6.25
                   March 10                    2,000          6.25*



         (d)  Not Applicable.

         (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.










                           [INTENTIONALLY LEFT BLANK]





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date: March 15, 2000

                             /s/ Stephen S. Taylor





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